Filed by Lions Gate Entertainment Corp.

Form S-4 File No.:  333-212792

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Starz

Commission File No.:  001-35294

November 16, 2016

The following presentation was given by Lions Gate Entertainment Corp. to Institutional Shareholder Services Inc. on November 16, 2016.

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SPECIAL MEETING PRESENTATION NOVEMBER 16, 2016

FORWARD-LOOKING STATEMENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

THIS COMMUNICATION MAY CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN PLANS, EXPECTATIONS, GOALS, PROJECTIONS, AND STATEMENTS ABOUT THE BENEFITS OF THE PROPOSED TRANSACTION, THE MERGER PARTIES' PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS, THE EXPECTED TIMING OF COMPLETION OF THE TRANSACTION, AND OTHER STATEMENTS THAT ARE NOT HISTORICAL FACTS. SUCH STATEMENTS ARE SUBJECT TO NUMEROUS ASSUMPTIONS, RISKS, AND UNCERTAINTIES. STATEMENTS THAT DO NOT DESCRIBE HISTORICAL OR CURRENT FACTS, INCLUDING STATEMENTS ABOUT BELIEFS AND EXPECTATIONS, ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS EXPECT, ANTICIPATE, BELIEVE, INTEND, ESTIMATE, PLAN, TARGET, GOAL, OR SIMILAR EXPRESSIONS, OR FUTURE OR CONDITIONAL VERBS SUCH AS WILL, MAY, MIGHT, SHOULD, WOULD, COULD, OR SIMILAR VARIATIONS.

WHILE THERE IS NO ASSURANCE THAT ANY LIST OF RISKS AND UNCERTAINTIES OR RISK FACTORS IS COMPLETE, BELOW ARE CERTAIN FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS INCLUDING: THE SUBSTANTIAL INVESTMENT OF CAPITAL REQUIRED TO PRODUCE AND MARKET FILMS AND TELEVISION SERIES; INCREASED COSTS FOR PRODUCING AND MARKETING FEATURE FILMS AND TELEVISION SERIES; BUDGET OVERRUNS, LIMITATIONS IMPOSED BY LIONS GATE'S OR STARZ'S CREDIT FACILITIES AND NOTES; UNPREDICTABILITY OF THE COMMERCIAL SUCCESS OF LIONS GATE'S OR STARZ'S MOTION PICTURES AND TELEVISION PROGRAMMING; RISKS RELATED TO LIONS GATE'S OR STARZ'S ACQUISITION AND INTEGRATION OF ACQUIRED BUSINESSES; THE EFFECTS OF DISPOSITIONS OF BUSINESSES OR ASSETS, INCLUDING INDIVIDUAL FILMS OR LIBRARIES; THE COST OF DEFENDING LIONS GATE'S OR STARZ'S INTELLECTUAL PROPERTY; TECHNOLOGICAL CHANGES AND OTHER TRENDS AFFECTING THE ENTERTAINMENT INDUSTRY; THE POSSIBILITY THAT THE PROPOSED TRANSACTION DOES NOT CLOSE WHEN EXPECTED OR AT ALL BECAUSE REQUIRED REGULATORY, SHAREHOLDER OR OTHER APPROVALS ARE NOT RECEIVED OR OTHER CONDITIONS TO THE CLOSING ARE NOT SATISFIED ON A TIMELY BASIS OR AT ALL; THE RISK THAT THE FINANCING REQUIRED TO FUND THE TRANSACTION IS NOT OBTAINED; POTENTIAL ADVERSE REACTIONS OR CHANGES TO BUSINESS OR EMPLOYEE RELATIONSHIPS, INCLUDING THOSE RESULTING FROM THE ANNOUNCEMENT OR COMPLETION OF THE TRANSACTION; UNCERTAINTIES AS TO THE TIMING OF THE TRANSACTION; COMPETITIVE RESPONSES TO THE TRANSACTION; THE POSSIBILITY THAT THE ANTICIPATED BENEFITS OF THE TRANSACTION ARE NOT REALIZED WHEN EXPECTED OR AT ALL, INCLUDING AS A RESULT OF THE IMPACT OF, OR PROBLEMS ARISING FROM, THE INTEGRATION OF THE TWO COMPANIES; THE POSSIBILITY THAT THE TRANSACTION MAY BE MORE EXPENSIVE TO COMPLETE THAN ANTICIPATED, INCLUDING AS A RESULT OF UNEXPECTED FACTORS OR EVENTS; DIVERSION OF MANAGEMENT'S ATTENTION FROM ONGOING BUSINESS OPERATIONS AND OPPORTUNITIES; POTENTIAL ADVERSE REACTIONS OR CHANGES TO BUSINESS OR EMPLOYEE RELATIONSHIPS, INCLUDING THOSE RESULTING FROM THE ANNOUNCEMENT OR COMPLETION OF THE TRANSACTION; LIONS GATE'S ABILITY TO COMPLETE THE ACQUISITION AND INTEGRATION OF STARZ SUCCESSFULLY; LITIGATION RELATING TO THE TRANSACTION; AND OTHER FACTORS THAT MAY AFFECT FUTURE RESULTS OF LIONS GATE AND STARZ. ADDITIONAL FACTORS THAT COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED ABOVE CAN BE FOUND IN LIONS GATE'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED MARCH 31, 2016, AND IN ITS SUBSEQUENT QUARTERLY REPORTS ON FORM 10-Q, INCLUDING FOR THE QUARTERS ENDED JUNE 30, 2016 AND SEPTEMBER 30, 2016, EACH OF WHICH IS ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") AND AVAILABLE IN THE "CORPORATE" SECTION OF LIONS GATE'S WEBSITE, HTTP://WWW.LIONSGATE.COM, UNDER THE HEADING "REPORTS" AND IN OTHER DOCUMENTS LIONS GATE FILES WITH THE SEC, AND IN STARZ'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015 AND IN ITS SUBSEQUENT QUARTERLY REPORTS ON FORM 10-Q, INCLUDING FOR THE QUARTERS ENDED MARCH 31, 2016, JUNE 30, 2016 AND SEPTEMBER 30, 2016, EACH OF WHICH IS ON FILE WITH THE SEC AND AVAILABLE IN THE "STARZ CORPORATE" SECTION OF STARZ'S WEBSITE, HTTP://WWW.STARZ.COM, UNDER THE SUBSECTION "INVESTOR RELATIONS" AND THEN UNDER THE HEADING "SEC FILINGS" AND IN OTHER DOCUMENTS STARZ FILES WITH THE SEC.

ALL FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE AND ARE BASED ON INFORMATION AVAILABLE AT THAT TIME. NEITHER LIONS GATE NOR STARZ ASSUMES ANY OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT CIRCUMSTANCES OR EVENTS THAT OCCUR AFTER THE DATE THE FORWARD-LOOKING STATEMENTS WERE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS EXCEPT AS REQUIRED BY FEDERAL SECURITIES LAWS. AS FORWARD-LOOKING STATEMENTS INVOLVE SIGNIFICANT RISKS AND UNCERTAINTIES, CAUTION SHOULD BE EXERCISED AGAINST PLACING UNDUE RELIANCE ON SUCH STATEMENTS.

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LIONSGATE

IMPORTANT ADDITIONAL INFORMATION

IMPORTANT ADDITIONAL INFORMATION

IN CONNECTION WITH THE PROPOSED TRANSACTION, LIONS GATE HAS FILED WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDES A JOINT PROXY STATEMENT OF LIONS GATE AND STARZ AND A PROSPECTUS OF LIONS GATE, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. THE PROPOSED TRANSACTION INVOLVING LIONS GATE AND STARZ WILL BE SUBMITTED TO STARZ'S STOCKHOLDERS AND LIONS GATE'S STOCKHOLDERS FOR THEIR CONSIDERATION. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OR A SOLICITATION OF ANY VOTE OR APPROVAL. STOCKHOLDERS OF LIONS GATE AND STOCKHOLDERS OF STARZ ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT LIONS GATE AND STARZ, WITHOUT CHARGE, AT THE SEC'S WEBSITE (HTTP://WWW.SEC.GOV). COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND THE FILINGS WITH THE SEC THAT ARE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO JAMES MARSH, SENIOR VICE PRESIDENT OF LIONS GATE INVESTOR RELATIONS, 2700 COLORADO AVENUE, SANTA MONICA, CALIFORNIA, 90404, OR AT (310) 255-3651, OR TO STARZ, 8900 LIBERTY CIRCLE, ENGLEWOOD, COLORADO 80112, OR AT 1-855-807-2929.

PARTICIPANTS IN THE SOLICITATION

LIONS GATE, STARZ, AND CERTAIN OF THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED TRANSACTION. INFORMATION REGARDING LIONS GATE'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS DEFINITIVE PROXY STATEMENT, WHICH WAS FILED WITH THE SEC ON JULY 28, 2016, AND CERTAIN OF ITS CURRENT REPORTS ON FORM 8-K. INFORMATION REGARDING STARZ'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS DEFINITIVE PROXY STATEMENT, WHICH WAS FILED WITH SEC ON APRIL 29, 2016, AND CERTAIN OF ITS CURRENT REPORTS ON FORM 8-K. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC. FREE COPIES OF THIS DOCUMENT MAY BE OBTAINED AS DESCRIBED IN THE PRECEDING PARAGRAPH.

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LIONSGATE

COMBINATION CREATES WORLD - CLASS PREMIUM CONTENT POWERHOUSE 4 • EXPANDS PORTFOLIO OF VALUABLE PREMIUM SCRIPTED PROGRAMMING • ONE OF THE LARGEST FILMED ENTERTAINMENT LIBRARIES IN THE WORLD, REFRESHED BY ANNUAL INVESTMENT OF NEARLY $1.8 BN IN NEW TELEVISION & MOTION PICTURE CONTENT • PREMIUM CONTENT OFFERINGS ENHANCE RELATIONSHIPS WITH DOMESTIC & GLOBAL DISTRIBUTORS

STARZ TRANSACTION ACQUISITION FINANCING TRANSFORMATIONAL TRANSACTION OPPORTUNITY • ON JUNE 30, 2016, LIONS GATE ENTERTAINMENT CORP . (“LIONSGATE”) ANNOUNCED AN AGREEMENT UNDER WHICH LIONSGATE WILL ACQUIRE STARZ FOR A COMBINATION OF CASH AND STOCK REPRESENTING AN ENTERPRISE VALUE OF APPROXIMATELY $4.4BN FOR STARZ (THE “ACQUISITION” OR THE “TRANSACTION ”) • THE ACQUISITION IS EXPECTED TO RESULT IN SIGNIFICANT SYNERGIES FOR THE COMBINED COMPANY AND WILL PROVIDE LIONSGATE WITH ADDITIONAL SCALE AND A MORE DIVERSIFIED REVENUE MIX, WITH INCREASED EMPHASIS ON TELEVISION PRODUCTION 5 • THE TRANSACTION IS TO BE FINANCED WITH APPROXIMATELY $4.7BN OF COMMITTED FINANCING AT LIONSGATE CONSISTING OF THE FOLLOWING : • $ 1.0BN REVOLVING CREDIT FACILITY (UP TO $150M MAY BE DRAWN AT CLOSE TO PAY FEES AND EXPENSES IN CONNECTION WITH THE TRANSACTION) • $ 1.0BN TERM LOAN A • $2.0BN TERM LOAN B • $ 150M UNSECURED FUNDED BRIDGE FACILITY • $520M OF 5.875% UNSECURED NOTES DUE 2024

• IMMEDIATELY PRIOR TO CLOSING, LIONSGATE WILL RECLASSIFY EACH SHARE OF ITS COMMON STOCK INTO 0.5 SHARES OF VOTING COMMON STOCK AND 0.5 SHARES OF NON - VOTING COMMO N STOCK • HOLDERS OF STARZ SERIES A COMMON SHARES WILL RECEIVE: • $ 18.00 IN CASH AND 0.6784 LIONSGATE NON - VOTING SHARES • HOLDERS OF STARZ SERIES B COMMON SHARES WILL RECEIVE: • $ 7.26 IN CASH, 0.6321 LIONSGATE NON - VOTING SHARES, AND 0.6321 LIONSGATE VOTING SHARES • STARZ SERIES B COMMON SHARES RECEIVE A 4% PREMIUM COMPARED TO STARZ SE RIES A COMMON SHARE Source: Company websites, Company filings, press releases KEY TERMS 6 RECLASSIFICATION OF STOCK CONSIDERATION CORPORATE GOVERNANCE • INCORPORATED IN CANADA • LIONSGATE VOTING AND NON - VOTING SHARES TO TRADE ON NYSE • LIONSGATE BOARD TO CONSIST OF CURRENT MEMBERS

TREATMENT OF LIONSGATE SHAREHOLDERS 7 • AFTER RECLASSIFICATION AND PRIOR TO THE PROPOSED MERGER: • VOTING POWER OF CURRENT LIONSGATE SHAREHOLDERS UNCHANGED • ECONOMIC OWNERSHIP OF CURRENT LIONSGATE SHAREHOLDERS UNCHANGED • ABSOLUTE NUMBER OF SHARES DIFFERENT, RELATIVE VOTING POWER AND E CONOMIC OWNERSHIP UNCHANGED • AFTER THE PROPOSED MERGER, CURRENT LIONSGATE SHAREHOLDERS WILL O WN: • APPROXIMATELY 94.2% OF THE OUTSTANDING LIONSGATE VOTING SHARES • APPROXIMATELY 54.2% OF THE OUTSTANDING LIONSGATE NON - VOTING SHAR ES • TRANSACTION SUPPORTED BY MHR FUND MANAGEMENT AND DR. JOHN C. MALONE

• CREATES WORLD - CLASS PREMIUM CONTENT COMPANY OF SCALE • EXPANDS PORTFOLIO OF VALUABLE PREMIUM SCRIPTED PROGRAMMING WITH ADDITIONAL RIGHTS RETENTION • ONE OF THE LARGEST FILMED ENTERTAINMENT LIBRARIES IN THE WORLD, REFR ESHED BY ANNUAL EXPECTED INVESTMENT OF NEARLY $1.8 BN IN NEW FILM & TELEVISION CONTENT • PREMIUM CONTENT OFFERINGS ENHANCE RELATIONSHIPS WITH DOMESTIC & GLOBAL D ISTRIBUTORS • COMBINATION OF STRONG BRANDS, COMPLEMENTARY ASSETS AND INDUSTRY - LEADING POSITIONS ACCELERATES DIVERSIFICATION • PROVIDES COMPELLING FINANCIAL MERITS • SIGNIFICANT SYNERGIES • SUBSTANTIAL FREE CASH FLOW • DIVERSIFIED EARNINGS STRATEGIC RATIONALE 8

LIONSGATE + STARZ: DIVERSIFIED MEDIA COMPANY 9 $1.0B $1.6B $0.6B $1.4B DIVERSIFIED MEDIA COMPANY WITH REVENUES OF ~$4B (PF 06/30/16 LTM) JOINT VENTURES, DIGITAL VENTURES & OTT Source: Company websites, Company filings, press releases Lionsgate Television $0.7B Lionsgate Motion Picture $1.8B Starz $1.7B

DIVERSIFIES PORTFOLIO OF CONTENT BUSINESS

MOTION PICTURE PRODUCTION & DISTRIBUTION

- 14 - 18 WIDE RELEASES & 20+ PLATFORM FILMS ANNUALLY ACROSS MULTIPLE LABELS
- 17 OUTPUT DEALS COVERING MOST MAJOR TERRITORIES
- DIRECT PRESENCE IN THE US & UK


JOHN WICK
LA LA LAND

TV PRODUCTION

- ONE OF LARGEST INDEPENDENT TV PRODUCTION COMPANIES
- NEARLY 90 SHOWS ON OVER 40 US NETWORKS


ORANGE is the new BLACK

NETWORK PLATFORMS

- 24M STARZ, 32M STARZ ENCORE, AND 10M EPIX PAY SUBSCRIBERS
- 30 CHANNELS IN 33 COUNTRIES
- GROWING DIGITAL OFFERINGS

LIBRARY DISTRIBUTION

- 16,000+ TITLE FILM & TELEVISION LIBRARY
- GLOBAL LICENSING OPERATIONS WITH OFFICES IN NEW YORK, LOS ANGELES, LONDON, HONG KONG & BEIJING


MAD MEN

EMERGING BUSINESSES

- EXPANDING IP MONETIZATION INTO LOCATION-BASED ENTERTAINMENT, VIDEO GAMES & CONSUMER PRODUCTS
- INCREASES LONG-TAIL OF CONTENT EXPLOITATION



Source: Company websites, Company filings, press releases

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RETAIN RIGHTS & MAXIMIZE VALUE OF ANCILLARIES MULTI - SEASON COMMITMENTS FOR INTERNATIONAL PRODUCTIONS SCALE ENHANCES ATTRACTIVENESS ENHANCES TOUCH POINTS WITH GLOBAL DISTRIBUTORS BENEFITS OF COMBINED TV PRODUCTION AND PREMIUM CHANNELS 11 Source: Company websites, Company filings, press releases

• EFFICIENTLY EXPAND GLOBAL FOOTPRINT THROUGH INTERNATIONAL PARTNERSHIPS • ACHIEVE COST SAVINGS BY UTILIZING COMBINED OTT INFRASTRUCTURE & VENDOR RELATIONSHIPS • LIONSGATE IP / LIBRARY ENHANCES CONTENT OFFERING • LEVERAGE LIONSGATE’S PRODUCTION & MARKETING EXPERTISE / RELATIONSHIPS EXPANDS ESTABLISHED NETWORK PLATFORMS & CREATES GLOBAL OTT OPPORTUNITIES 12 32M SUBS EXPANDS ESTABLISHED NETWORK PLATFORMS 1 CREATES GLOBAL OTT OPPORTUNITIES 24M SUBS Source: Company websites, Company filings, press releases 1 Subscriber counts as of June 30, 2016

WORLD - CLASS IP DRIVES GROWTH IN NEW BUSINESSES 13 EXHIBITIONS LIVE SHOWS VIDEO GAMES THEME PARKS ADDITIONAL EXPLOITATION OPPORTUNITIES FOR STARZ CONTENT Source: Company websites, Company filings, press releases

CREATES IMMEDIATE AND LONG - TERM VALUE TO SHAREHOLDERS LTM 06/30/16 PF GROSS CONTRIBUTION 2 14 Source: Company filings 1 P ro forma trailing twelve months as of 6/30/2016; 2 Represents segment gross contribution, which represents segment profit, as defined in each company’s Annual Report on Form 10 - K, before segment general and administrative expense. • ~$4BN COMBINED REVENUE 1 • DIVERSIFIED EARNINGS • SIGNIFICANT SYNERGIES • SUBSTANTIAL FREE CASH FLOW WITH STRONG VISIBILITY FROM CONTRACTED AFFILIATE REVENUES MOTION PICTURE 62% TELEVISION PRODUCTION 38% LTM 06/30/16 LIONSGATE STAND - ALONE GROSS CONTRIBUTION 1 TOTAL: $260M TOTAL: $842M STARZ NETWORKS 63% LIONSGATE TV 12% LIONSGATE FILM 19% STARZ DISTRIBUTION 6%

TRANSACTION HAS RECEIVED POSITIVE ANALYST RESPONSE 15 • EQUITY ANALYSTS ARE POSITIVE ON THE PROPOSED MERGER • RBC CAPITAL MARKETS AND STIFEL NICOLAUS UPGRADE TO “BUY” RATING • MORGAN STANLEY AND BREAN CAPITAL “BUY” RATING INITIATED “The Starz deal should greatly enhance the company’s earnings and cash flow” Brean Capital, November 11 “We forecast Starz OTT growth, M&A opex synergies, mean reversion to more normal film studio profits and healthy TV studio growth will continue to drive a ~20% recurring 3 - year EBITDA CAGR from Fiscal 17 to Fiscal 20 .” Morgan Stanley , October 31 “Once Lionsgate and Starz merge, we believe that they will have one of the most attractive FCF growth profiles in the space, with tremendous flexibility to capitalize on digital platforms.” Macquarie Capital, November 3 “The Starz deal will substantially mute Lionsgate’s exposure to movie volatility, expose Lionsgate to a Starz growth story in subscription OTT and should take free cash flow yield for the equity to a very attractive level.” FBR Capital, November 4 “Lionsgate’s transformative acquisition of Starz is coming quickly to fruition… We expect Starz’s steady subscription free cash flow to diversify and stabilize Lionsgate’s studio business in the short term, and longer term provide new growth opportunities across content creation and distribution.” Piper Jaffray , November 4

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Caution Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the substantial investment of capital required to produce and market films and television series; increased costs for producing and marketing feature films and television series; budget overruns, limitations imposed by Lions Gate’s or Starz’s credit facilities and notes; unpredictability of the commercial success of Lions Gate’s or Starz’s motion pictures and television programming; risks related to Lions Gate’s or Starz’s acquisition and integration of acquired businesses; the effects of dispositions of businesses or assets, including individual films or libraries; the cost of defending Lions Gate’s or Starz’s intellectual property; technological changes and other trends affecting the entertainment industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Lions Gate’s ability to complete the acquisition and integration of Starz successfully; litigation relating to the transaction; and other factors that may affect future results of Lions Gate and Starz. Additional factors that could cause results to differ materially from those described above can be found in Lions Gate’s Annual Report on Form 10-K for the year ended March 31, 2016, and in its subsequent Quarterly Reports on Form 10-Q, including for the quarters ended June 30, 2016 and September 30, 2016, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Corporate” section of Lions Gate’s website, http://www.lionsgate.com, under the heading “Reports” and in other documents Lions Gate files with the SEC, and in Starz’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, each of which is on file with the SEC and available in the “Starz Corporate” section of Starz’s website, http://www.Starz.com, under the subsection “Investor Relations” and then under the heading “SEC Filings” and in other documents Starz files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Lions Gate nor Starz assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Lions Gate has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Lions Gate and Starz and a Prospectus of Lions Gate, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Lions Gate and Starz will be submitted to Starz’s stockholders and Lions Gate’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF LIONS GATE AND STOCKHOLDERS OF STARZ ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY  CONTAIN IMPORTANT INFORMATION.  Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Lions Gate and Starz, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to James Marsh, Senior Vice President of Lions Gate Investor Relations, 2700 Colorado Avenue, Santa Monica, California, 90404, or at (310) 255-3651, or to Starz, 8900 Liberty Circle, Englewood, Colorado 80112, or at 1-855-807-2929.

Participants in the Solicitation

Lions Gate, Starz, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Lions Gate’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on July 28, 2016, and certain of its Current Reports on Form 8-K.  Information regarding Starz’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 29, 2016, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.